January 22, 2013

Ms. Heather Clark
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Lingo Media Corporation
Form 20-F for the year ended December 31, 2011
Filed July 2, 2012
File No. 333-98397

Dear Ms. Clark,

In response to your letter of December 13, 2012 Lingo Media Corporation acknowledges the following:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filing; and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Yours truly,
Lingo Media Corporation

Khurram Qureshi
Chief Financial Officer